November 2, 2007

Via Federal Express and EDGAR

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Solar Enertech Corporation
Amendment to Form SB-2
Filed October 2, 2007
File No. 333-142310


Dear Mr. Mancuso:

On behalf Solar Entertech Corporation (the "Company", "Solar Enertech" or "Solar"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "SEC") dated October 17, 2007, with respect to the following documents the Company filed with the Securities and Exchange Commission:

     o Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2006 (the "2006 Form 10-KSB/A");

     o Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2006 (the "December 2006 Form 10-QSB/A");

     o Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2007 (the "March 2007 Form 10-QSB/A");

     o Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 (the "June 2007 Form 10-QSB");

     o Registration Statement on Form SB-2/A filed on October 2, 2007 (the "Registration Statement").

For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response. Collectively, we refer to the 2006 Form 10-KSB/A, December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB as the "34 Act Filings". Included with this letter are amendments to the 34 Act Filings and amendment number 3 (the "Amendment") to the Registration Statement.

Our responses to the comments included in your letter are as follows:

FORM SB-2

1. Please note that we will continue our evaluation of your response to prior comment 1 in our letter to you dated July 18, 2007 after you address the comments in this letter.

Response: The Staff's comment is noted.

2. We note your obligation to register the resale of the shares that you have removed from this registration statement, including the Additional Filing Deadline in section 2.b of the registration rights agreement. A subsequent registration statement involving the same or affiliated selling shareholders may cast doubt on whether the transaction registered on the current registration statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please provide us your analysis of why the position reflected in our prior comment 1 should change despite your obligation to register for resale the removed shares.

Response: The Company hereby represents and warrants to the Staff that it will not comply with Section 2.b of the registration rights agreement with respect to the filing of an additional registration statement until the later of: (i) 6 months after the effective date of its registration statement on Form SB-2 File no. 333-142310 ("Registration Statement"), and (ii) 60 days after all of the securities registered for resale included in the Registration Statement have been sold by the selling shareholders.

Additionally, the Company has only registered for resale in the Registration Statement 30% of the number of shares in its public float, determined by subtracting all shares held by officers, directors, 5% or greater shareholders and all selling shareholders, from the total number of the Company's shares outstanding.

We believe that the above representation and warranty that the Company has made to the Staff along with the reduction of the number of shares being registered for resale on the Registration Statement, which now equals 30% of the number of shares in its public float, conforms to the SEC's informal guidance with respect to Rule 415(a)(1)(i) and compliance therewith.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 23

CRITICAL ACCOUNTING POLICIES, PAGE 26

STOCK-BASED COMPENSATION, PAGE 27

3. Please refer to prior comments 17, 20, 22, and 23 from our letter dated July 18, 2007. Please revise this section to include an enhanced discussion of how you determined the fair value of your equity instruments including stock options and warrants.

Response: We have revised our critical accounting policies to include the enhanced discussion of the methods we used to determine the fair value of our equity instruments. We have enhanced our disclosure on stock-based compensation and added disclosure on fair value of warrants in the Critical Accounting Policies section. The following is the revised disclosure:

Stock-based Compensation

On January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, we had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. We adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the first quarter of the 2006 fiscal year includes the quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123R.

The company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The following assumptions are used in the Black-Scholes-Merton option pricing model:

Expected Term -- The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding.

Expected Volatility -- The Company's expected volatilities are based on historical volatility of the Company's stock, adjusted where determined by management for unusual and non-representative stock price activity not expected to recur. Due to the limited trading history, we also considered volatility data of guidance companies.

Expected Dividend -- The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company currently pays no dividends and does not expect to pay dividends in the foreseeable future.

Risk-Free Interest Rate -- The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zerocoupon issues with an equivalent remaining term.

Estimated Forfeitures -- When estimating forfeitures, the Company uses the average historical option forfeitures over a period of four years.

In conjunction with stock option awards granted to the President/CEO and a director in March 2006, management with the assistance of a third party valuation firm, estimated the fair value of the equity of the Company using a simple weighted average (50/50) of the Income Approach, Discounted Cash Flow Method, and Market Approach, Guideline

Public Company Method. There were no discounts taken for this determination of the equity value of Solar Enertech. The result of this valuation indicated the fair value per share was approximately $0.70 per share.

For the Income Approach, management utilized a five year forecast of income and expenses, including capital expenditures, to determine debt-free cash flow. Management used a multiple of 2.9 times 2010 forecasted revenue to determine a terminal value for the Company. The multiple of 2.9 was based upon the median 2008 business enterprise value to revenue multiple of three comparable public companies in the same industry as Solar Enertech, and of similar size. The discrete cash flows and the terminal value were present-valued using a discount rate of fifty percent. The discount rate was based upon guideline discount rates for early stage companies from the AICPA Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The sum of the present values of the discrete cash flows plus the terminal value determined the business enterprise value of the Company. "Net Debt" was subtracted from the business enterprise value to determine the value of equity of the Company.

For the Market Approach, management used the same three guideline public companies that were used for the terminal value multiple to determine 1) a revenue multiple for the twelve months trailing the Valuation Date of March 1, 2006, 2) a revenue multiple for 2007, and 3) a revenue multiple for 2008 (the same multiple used to determine the terminal value of the Company). As Solar Enertech had no revenue for the trailing twelve months prior to the Valuation Date, management relied upon the revenue multiples for 2007 and 2008. Management applied the multiples to the revenue forecast of Solar Enertech for the years 2007 and 2008, and determined an equity value for the Company as an equally weighted average sum of the two multiples.

Fair Value of Warrants

Warrants issued in March 2007

The Company's management used binomial valuation model to value warrants issued in conjunction with convertible notes entered into in March 2007. The model uses input such as implied term, suboptimal exercise factor, volatility, dividend yield and risk free interest rate. Selection of these inputs involves management's judgment and may impact estimated value.

Warrants issued prior to March 2007

The fair value of the warrants issued in May through November 2006 in connection with the purchase of common stock has been allocated on a relative fair value basis between the value of the common stock and the warrants issued using the Black-Scholes-Merton option pricing model with the following assumptions: a risk-free interest rate of 4.50%, no dividend yield, a volatility factor of 82.57% and a contract life of one year. Selection of these input involve management's judgment and may input estimated value.



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Please refer to page 31 of the Prospectus. We have also amended June 2007 Form
10-QSB/A (Note 3), March 2007 Form 10-QSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1) and September 2006 Form 10-KSB/A (Note 2) to enhance disclosure on the fair value of our equity instruments including stock options and warrants.

4. Further to the above, please revise this section to include a discussion of how you determined that the fair value of your common stock underlying the stock options issued to your president and director during fiscal 2006 was $0.70 per share similar to the information provided in your response.

Response: Please refer to our response to the Staff's comment number 3 above. We have revised our critical accounting policies to include a discussion of the method we used to determine the fair value of the common stock underlying the stock options granted to our president and a director during 2006.

Please refer to page 27 of the Prospectus. We have also amended June 2007 Form 10-QSB/A (Note 3), March 2007 Form 10-QSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1) and September 2006 Form 10-KSB/A (Note 2) to enhance disclosure on the fair value of our stock option grants.


SELLING SHAREHOLDERS, PAGE 34

5. Please expand your response to prior comment 1 to show us in detail how you determined the number of outstanding shares held by shareholders who are not selling stockholders, affiliates of selling stockholders or affiliates of the registrant. Ensure that your response is clearly reconcilable to the data in the beneficial ownership table on page 36.

Response For your convenience, we have set forth below prior comment 1 and our response thereto:

1. We note that you are registering the sale of 18,009,365 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You should withdraw this registration statement and

     o file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuing basis under Rule 415(a)(1)(x);

     o register the transaction on the form you are eligible to use to register the transaction as a primary offering;

     o identify the selling shareholders as underwriters in the registration statement; and

     o include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

Please note that renegotiation of the terms of an agreement while the related shares are subject to a pending registration statement is generally inconsistent with section 5 of the Securities Act. If you decide to revise your transaction as a result of these comments or otherwise, please withdraw the registration statement before you begin any related discussions with the selling shareholder.

Response: We note the Staff's comment and have reduced the number of shares that we are seeking to register to an amount equal to thirty percent (30%) of the public float of our common stock. We determined that our public float consists of 13,067,104 shares of our common stock, which does not include any shares of our common stock owned by our officers, directors or 5% or greater shareholders of the Company. Based on informal SEC Staff guidance, we believe that the reduction in the number of shares that we are seeking to register on Form SB-2 would not cause the Staff to determine that this is a primary offering.

                                      * * *

We note that there was an error in our response to prior comment 1 in that we identified the public float as consisting of 13,067,104 shares of our common stock; however, the public float consisted of 43,557,012 shares of our common stock, of which we were seeking to register 30%, or 13,073,104 shares of our common stock.

We determined the number of outstanding shares held by shareholders who are not selling stockholders, affiliates of selling stockholders or our affiliates based on the number of issued and outstanding shares of our common stock, less the number of shares held by selling stockholders, affiliates of selling stockholders and our affiliates. Specifically, as of October 30, 2007, there are 78,827,012 shares of our common stock issued and outstanding, of those 35,250,000 were held by selling stockholders, affiliates of selling stockholders or our affiliates, with the remaining 43,577,012 shares representing our public float, and 13,073,104 shares representing 30% of the public float, or the number of shares that we are seeking to register in this Amendment No. 3 to our Registration Statement on Form SB-2.

Presented numerically, the above-described calculation was preformed as follows:


ISSUED AND OUTSTANDING COMMON SHARES                          78,827,012 (1)
                                                              --------------

COMMON SHARES HELD BY:
   AFFILIATE SHAREHOLDERS
    Leo Shi Young                                              3,534,286 (2)
    Shi Jian Yin                                               3,500,000 (3)
    Jean Blanchard                                            26,750,000 (4)
   SELLING STOCKHOLDERS                                        1,465,714
   AFFILIATES OF SELLING STOCKHOLDERS                                      -
                                                              --------------
                                                                  35,250,000

PUBLIC FLOAT                                                      43,577,012
                                                              ==============

30% OF PUBLIC FLOAT                                               13,073,104
                                                              ==============

(1) Represents the number of shares of common stock, par value $0.001 per share, issued and outstanding as of October 30, 2007.

(2) On March 1, 2006 Mr. Young obtained an option to purchase 36,000,000 shares of common stock from Ms. Blanchard, our former President. Mr. Young exercised a portion of the option and acquired 10,750,000 shares in July 2006. Of this amount, Mr. Young retained 5,000,000 shares and transferred 5,750,000 shares to various employees in July 2006. On October 15, 2007, subsequent to our response to the Staff's comment letter dated October 2, 2007, Mr. Young sold 1,465,714 shares of common stock. This transaction was disclosed on a Form 4. Mr. Young holds 3,534,286 shares as of October 30, 2007.

(3) Mr. Yin acquired 3,500,000 shares of our common stock at no cost from Mr. Young.

(4) The shares of common stock held by Ms. Blanchard are subject to the option rights held by Mr. Young, as described in note 2, and by an option to purchase 1,500,000 shares held by Mr. Frank Fang Xie.


6. Please tell us why the number of shares that the selling shareholders beneficially owned before the offering was changed in this amendment. Show us clearly how you determined the beneficial ownership of each selling stockholder and the rules that you followed in making the determination.

Response: The number of shares beneficially owned by the selling shareholders as reflected in the selling shareholder table was mistakenly changed in Amendment No. 2, in response to comment number 1 included in your letter dated July 18, 2007. We have corrected the selling shareholder table and the footnotes thereto to include the number of shares owned prior to the offering, computed pursuant to rule 13d-3 promulgated under the Securities and Exchange Act of 1934, the number of shares being offered, which has been reduced in response to comment number 1 of the Staff's letter dated July 18, 2007, and the number of shares beneficially owned after the offering.


OUTSIDE BACK COVER OF PROSPECTUS

7. Please revise your table of contents to accurately reflect the content and order of your prospectus. For example, we note your reference to a section entitled "Description of Business" in your table of contents but that section does not appear in your prospectus.

Response: The table of contents has been revised to reflect the content and order of our prospectus.


INTERIM CONDENSED FINANCIAL STATEMENTS, RAGE F-2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-6

NOTE 2. RESTATEMENTS, PAGE F-6

8. We note that you restated certain line items in your statement of cash flows. Please revise to also show the effect of the correction on those items consistent with paragraph 26(a) of SFAS 154.

Response: We have revised our tabular disclosure illustrating the effect of the restatement to include the effects of these corrections on our statements cash flows. Please see pages 13, F-9 and F-44 of the prospectus.

We have also amended June 2007 Form 10-QSB/A (Note 2), March 2007 Form 10-QSB/A (Note 9), December 2006 Form 10-QSB/A (Note 6) and September 2006 Form 10-KSB/A (Note 14 ) to include impacts of restatements on the Statements of Cash Flows.


NOTE 3. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-10

INVENTORY, PAGE F-11

9. We note that you record adjustments to write down the cost of obsolete and excess inventory to the estimated market value based on reviews and forecasts. Please revise the filing to disclose in more detail on how you determine the market value for your inventory, including any silicon scrap that you may hold.

Response: We determine market value of our raw materials inventory on hand and raw materials inventory purchase commitments (both of which are comprised principally of silicon wafers) based upon current spot market prices for silicon as quoted by our vendors for our most recent purchases. We determine our obsolete or excess inventories based upon our rolling sales forecast for a forward-looking period of 12 months. To the extent that such quantities are in excess of the forecast amount or for which we could not liquidate the inventory in some other fashion (for example the resale of our silicon wafer inventory which is a commodity product for which an active resale market exists) we would record a write-down to what we estimate the net realizable value of that inventory would be. At the same time we consider our expected forecast margins relative to the current costs of our inventory and assess whether lower-of-cost or market adjustments are needed against some or all of our inventories.

We have revised and enhanced our disclosure accordingly. Please see page F-11 of the prospectus. We have also amended June 2007 Form 10-QSB/A (Note 3), March 2007 Form 10-QSB/A (Note 2) and December 2006 Form 10-QSB/A (Note 1) to enhance our disclosure on how we determine the market value for our inventory.


NOTE 7. EQUITY TRANSACTIONS, PAGE FO 20

WARRANTS, PAGE F-20

10. Please refer to prior comments 11, 19, and 20 from our letter dated July 18, 2007. We note that you accounted for the warrants (including the advisor warrants issued in connection with the $17.3 million convertible debt in March
2007) as liabilities at fair value pursuant to SFAS 150 due to the warrant agreements containing a cash redemption provision in the event of a fundamental transaction. Please tell us and revise your filing to explain in more detail why you classified these warrants as a liability at fair value pursuant to SFAS 150. Within your discussion, please cite the specific paragraph relied upon in SFAS 150 and any other literature relied upon in reaching your conclusions and how you applied this literature to your situation.

Response: The warrants were classified as a liability pursuant to the guidance in paragraph 11 of SFAS 150 as interpreted by FSP FAS 150-1. The warrants contain a contingent cash redemption provision which provides that in the event of occurrence of a "Fundamental Transaction" (broadly characterized as change in control events) the holder would be entitled to a cash settlement of the unexercised portion of the warrant for the value as determined by the Black-Sholes model. As a result, the Company has viewed this warrant as contingently "puttable" and has appropriately classified these warrants as a liability in accordance with paragraph 2 of FSP FAS 150-1 (excerpted below):

     . A--Paragraph 13 of Statement 150 states that the provisions of the Statement apply to freestanding financial instruments, including those that comprise more than one option or forward contract,1 and paragraphs 9--12 shall be applied to a freestanding financial instrument in its entirety.2 Under paragraph 11, if a freestanding instrument is composed of a written call option and a written put option, the existence of the written call option does not affect the classification. As a result, the puttable warrant in question is a liability under paragraph 11, because it embodies an obligation indexed to an obligation to repurchase the issuer's shares and may require a transfer of assets. It is a liability even if the repurchase feature is conditional on a defined contingency in addition to the level of the issuer's share price. The warrant is not an outstanding share and therefore does not meet the exception for outstanding shares in paragraph
     11. Unlike the application of paragraph 12, applying paragraph 11 does not involve making any judgments about predominance among obligations or contingencies.

While the Company believes that the contingent cash redemption provision in the warrant agreement falls under the guidance contained FSP FAS 150-1, if one were to take an alternative view that such provision does not fit within that framework, then the warrant would have to be further evaluated under paragraph 12 of EITF 00-19 (excerpted below). We believe under paragraph 12 of EITF 00-19 liability classification would be required as well.

     12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 [GRAPHIC OMITTED][GRAPHIC OMITTED]would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). [Note: See paragraph 74 of the STATUS section and the Subsequent Developments section in Topic D-98.] Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

The disclosure on equity transactions (Note 7) on page F-20 of the prospectus has been revised and enhanced. We have also amended June 2007 Form 10-QSB/A (Note 7) and March 2007 Form 10-QSB/A (Note 7) to provide additional disclosure on why we classified these warrants as a liability at fair value pursuant to SFAS 150.


OPTIONS, PAGE F-21

11. Please refer to prior comment 22. Please disclose, if true, that the market value per share of $0.70 is an estimate. If true, please also disclose the methods and significant assumptions used by management to determine the estimated market value. Please similarly revise your critical accounting policies and estimates in MD&A to discuss these estimates.

Response: We have added the following disclosure on methods and significant assumptions used by management to determine the estimated market value:

The fair value of the equity of the Company was determined by management, with the assistance of a third party valuation firm, to be $55.5 million, or $0.70 per common share. Management used a simple weighted average (50/50) of the Income Approach, Discounted Cash Flow Method, and Market Approach, Guideline Public Company Method. There were no discounts taken for this determination of the equity value of Solar Enertech.

For the Income Approach, management utilized a five year forecast of income and expenses, including capital expenditures, to determine debt- free cash flow. Management used a multiple of 2.9 times 2010 forecasted revenue to determine a terminal value for the Company. The multiple of 2.9 was based upon the median 2008 business enterprise value to revenue multiple of three comparable public companies in the same industry as Solar Enertech, and of similar size. The discrete cash flows and the terminal value were present-valued using a discount rate of fifty percent. The discount rate was based upon guideline discount rates for early stage companies from the AICPA Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The sum of the present values of the discrete cash flows plus the terminal value determined the business enterprise value of the Company. "Net Debt" was subtracted from the business enterprise value to determine the value of equity of the Company.

For the Market Approach, management used the same three guideline public companies that were used for the terminal value multiple to determine 1) a revenue multiple for the twelve months trailing the Valuation Date of March 1, 2006, 2) a revenue multiple for 2007, and 3) a revenue multiple for 2008 (the same multiple used to determine the terminal value of the Company). As Solar Enertech had no revenue for the trailing twelve months prior to the Valuation Date, management relied upon the revenue multiples for 2007 and 2008. Management applied the multiples to the revenue forecast of Solar Enertech for the years 2007 and 2008, and determined an equity value for the Company as an equally weighted average sum of the two multiples.

Please refer to page F-22 (Note 7) and page 27 -- Critical Accounting Policies of the Prospectus. We have also enhanced our disclosure in June 2007 Form 10-QSB/A (Note 7 -- Equity Transactions) and March 2007 Form 10-QSB/A (Note 7 -- Equity Transactions). Our critical accounting policies in the notes to the financial statements and MD&A sections were also revised.

NOTE 8. COMMITMENTS AND CONTINGENCIES, PAGE F-23

12. Please refer to prior comment 25. Please revise this disclosure to clarify your commitment to fund the activities in RMB and also discuss that the U.S. dollar amounts are based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 7.75.

Response: We have revised and enhanced our disclosure to clarify that our commitment to fund the activities in RMB and that the U.S. dollar amounts are based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 7.75. Please refer to the revised Note 8 at page F-23 of the prospectus. We have also enhanced our disclosure in June 2007 Form 10-QSB/A (Note 8), March 2007 Form 10-QSB/A (Note 8) and December 2006 Form 10-QSB/A (Note 5).


CONSOLIDATED ANNUAL FINANCIAL STATEMENTS, PAGE F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; PAGE F-25

13. Please refer to prior comment 27 from our letter dated July 18, 2007. In making revisions for this comment, we note that the company removed from the first paragraph of the opinion references to an audit from July 7, 2004 (inception) through September 30.2006. We note similar changes in Amendment 3 to our September 30, 2006 Form 10-KSB. Please revise.

Response: The audit opinion has been revised to include the reference to an audit from July 7, 2004 (inception) through September 30, 2006. Please see page F-25 of the prospectus. We have also updated the audit opinion included in September 2006 Form 10-KSB/A (please refer to page 23).

14. We also note that your independent auditors' report includes a dual date of April 16, 2007 for Note 14 to the financial statements. We further note that your independent auditors' report includes an explanatory paragraph related to the restatement that was discovered by management in April 2007. We finally note from your Item 4.02 Form 8-K filed on August 15, 2007 that you concluded that your financial statements for the fiscal year ended September 30, 2006 could not be relied upon for certain errors related to the understatement of stock-based compensation and additional paid in capital. Please obtain and include an updated independent auditors' report that is appropriately dual-dated for the restatement that is referenced in your Item 4.02 Form 8-K filed on August 15, 2007 and includes an updated explanatory paragraph related to the restatement that management detected on August 15, 2007. Please similarly amend your September 30, 2006 Form l0-KSB for this change. Alternatively, please ask your independent accountants to explain to us why the audit opinion date related to Note 14 and the explanatory paragraph describing the restatement is appropriately dated and accurate.

Response: The date to the Report of Independent Registered Public Accounting Firm has been revised as follows and the detail of the restatements has been disclosed in Note 14:

"Except for Note 14 which is dated August 15, 2007."

Additionally the following sentence was added as a second sentence to paragraph
4:

"Additional errors resulting in an understatement of stock based compensation, additional paid-in capital, accrued expenses and certain reclassifications were discovered by management in August 2007."

Please see page F-25 of the prospectus.

We have also updated the audit opinion included in September 2006 Form 10-KSB/A (page 23).


15. The audit report is dated April 16, 2007 for Note 14. The consent included in Exhibit 23.1 refers to a date of April 16, 2007 for both Notes 12 and 14. Please request your auditors to reconcile and revise.

Response: the Consent of Independent Registered Public Accounting Firm has been revised as follows:

We consent to the incorporation in this Pre-effective Amendment No. 3 to the Registration Statement on Form SB-2/A of our report December 21, 2006, except for Note 14 which is dated August 15, 2007 relating to the financial statements of Solar Enertech Corporation as of and for the year ended September 30, 2006 and for the period from inception (July 7, 2004) to September 30, 2006, as well as the reference to Malone & Bailey, PC as experts.


NOTES TO FINANCIAL STATEMENTS, PAGE F-31

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-31

VARIABLE INTEREST ENTITIES. PAGE F-31

16. Please refer to prior comment 32. As noted from your response, you have no responsibility to absorb costs incurred by Infotech beyond those in its capacity as your agent. Please similarly tell us whether you have a right to any future returns not associated with Infotech acting as your agent. Please revise your disclosure to clarify consistent with your response.

Response: As discussed in our prior response we do not have any responsibility to absorb costs incurred by Infotech beyond those in its capacity as our agent nor do we have any right to future returns of Infotech not associated with them acting in their capacity as our agent. For all practical purposes Infotech's sole current operations consist of its activity as our agent. Infotech receives substantially all of its funding from us and to our knowledge any activities outside of this arrangement are nominal and immaterial. As a result assets of Infotech that exist independent of Solar (ie assets that Infotech does not hold in trust for Solar) are immaterial.

We have revised our disclosure accordingly to be consistent with our prior response. Please see pages 26, F-10 and F-32 to F-33 of the prospectus.

We have also amended June 2007 Form 10-QSB/A (Note 3), March 2007 Form 10-QSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1) and September 2006 Form 10-KSB/A (Note 2) to enhance our disclosure on our relationship with Infotech. We have also amended critical accounting policies in the MD&A section accordingly.


NOTE 14. RESTATEMENTS, PAGE F-41

17. Please refer to prior comment 26 from our letter dated July 18, 2007. We note that you recorded $10.7 million in compensation expense related to the 5.75 million shares transferred to employees from your president on June 6, 2006 and that you determined that the fair value of each share was $1.86. We finally note that your common stock was trading on the OTC Bulletin Board at $2.04 per share on June 6, 2006. Please tell us and revise your note here and on page F-6 to explain how you determined that the fair market value for each common share transferred was $1.86 per share rather than $2.04 per share.

Response: As disclosed in our filing, the date of the transaction in which 5.75 million shares were transferred to employees from our president occurred on July 6, 2006 when the closing price of our common stock as listed on Bulletin Board was $1.86, the value we used to record the related stock compensation. Your letter references a date of June 6, 2006 for this transaction and we are not aware of any such transaction occurring on that date.

The transfer of 5.75 million shares from Mr. Leo Young, our President and CEO to various employees occurred on July 6, 2006. This date is included on the Form 4 filed with the SEC and was verified to us by our transfer agent.

18. We note that you restated certain line items in your statement of cash flows. Please revise to also show the effect of the correction on those items consistent with paragraph 26(a) of SFAS 154.

Response: We have revised our tabular disclosure illustrating the effect of the restatement to include the effects of these corrections on our statements cash flows. Please see pages 13, F-9 and F-44 of the prospectus.

We have also amended June 2007 Form 10-QSB/A (Note 2), March 2007 Form 10-QSB/A (Note 9), December 2006 Form 10-QSB/A (Note 6) and September 2006 Form 10-KSB/A (Note 14 ) to include impacts of restatements on the Statements of Cash Flows.


AMENDMENT 3 TO FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

19. Please refer to prior comment 45 from our letter dated May 16, 2007 and prior comments 41 and 45 from our letter dated July 18, 2007. Please amend your annual report and quarterly reports to address the comments issued in this letter, as applicable.

Response: The 2006 Form 10-KSB/A, December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB/A have been amended to address the comments issued in this letter. We are including a redline document of all the amendments to highlight all changes made in the amendments as compared to the previous filings.


EXHIBIT 31.1 AND EXHIBIT 31.2

20. Please refer to prior comment 47 from our letter dated May 16, 2007 and prior comment 43 from our letter dated July 18, 2007. We note that you changed the punctuation at the end of Item 1. We note similar changes in your December 31, 2006, March31, 2007, and June 30, 2007 Forms 10-QSB and that you also added some words in Item 1 after the identification of the small business issuer within these certifications. In future filings, these certifications should be changed to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Response: We have revised our certifications. Additionally, in future filings, we will use a semi-colon rather than a period at the end of item 1 and to place the semi-colon after the Company's name.


EXHIBIT23.1

21. Please request your auditors to include all periods audited in their reference, including the cumulative period from July 7, 2004 through September 30, 2006.

Response: The Consent of Independent Registered Public Accounting Firm has been revised as follows:

"We consent to the incorporation in this Pre-effective Amendment No. 3 to the Registration Statement on Form SB-2/A of our report December 21, 2006, except for Note 14 which is dated August 15, 2007 relating to the financial statements of Solar Enertech Corporation as of and for the year ended September 30, 2006 and for the period from inception (July 7, 2004) to September 30, 2006, as well as the reference to Malone & Bailey, PC as experts."

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.



                                          Very truly yours,
                                          SOLAR ENERTECH CORP.



                                          By: /s/ Leo Shi Young
                                              -----------------
                                          Leo Shi Young, Chief Executive Officer



cc: Tara Harkins, Kaitlin Tillan and Eduardo Aleman (w/encls.)